                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                             AMENDMENT TO ITEM 12 OF
                    SCHEDULE 13E-3 FILED ONSEPTEMBER 20, 2001

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            THE QUIZNO'S CORPORATION
                              (NAME OF THE ISSUER)

                            THE QUIZNO'S CORPORATION
                                  FIRENZE CORP.
                               RICHARD E. SCHADEN
                               RICHARD F. SCHADEN
                     (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   749058 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ----------------------
                             PATRICK E. MEYERS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            THE QUIZNO'S CORPORATION
                               1415 LARIMER STREET
                             DENVER, COLORADO 80202
                                 (720) 359-3300
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)
                             ----------------------
                                   COPIES TO:
                               DAVID C. ROOS, ESQ.
                   MOYE GILES O'KEEFE VERMIERE & GORRELL, LLP
                       1225 SEVENTEENTH STREET, SUITE 2900
                             DENVER, COLORADO 80202
                                 (303) 292-2900

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to  Regulation  14A,  Regulation  14C,  or Rule  13e-3(c)  under the  Securities
Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[ ] (c) A tender offer.

[ ] (d) None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                           CALCULATION OF FILING FEE:

                       TRANSACTION VALUATION* $20,137,035

                        AMOUNT OF FILING FEE** $4,027.41

*For purposes of calculating  the fee only. The amount assumes the conversion of
2,337,439  shares of Common Stock of The Quizno's  Corporation,  in the proposed merger,  at $8.50 per share,  and options to purchase  155,378  shares of Common
Stock with an average net equity value of $ 1.73 per share.

**The amount of the filing fee  calculated in  accordance  with Rule 0-11 of the
Securities  Exchange Act of 1934 equals  1/50th of 1% of the value of the shares to be converted in the merger.

[X]  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,027.41         Filing Party: The Quizno's Corporation

Form or Registration No.: Schedule 14A,  Preliminary proxy statement Date Filed:
July 5, 2001

                                  ------------------------

ITEM 12. THE SOLICITATION OR RECOMMENDATION

     Attached  hereto  are  copies of the  correspondence  between  the  Special
Committee  of the Board of  Directors  and  Fagan  Capital,  Inc.  that has been received  and sent by the  Special  Committee  between  September  27,  2001 and
September 29, 2001.

                                    Fagan Communication

     DENVER, Colo. - November 29, 2001 - The Quizno's Corporation (Nasdaq: QUIZ)
reported  today that the  following  letters have been  exchanged  between Fagan
Capital,  Inc. (Fagan Capital) and the Company's  Special Committee of the Board
of Directors (Quizno's Special Committee).

November 28, 2001 Letter from Quizno's Special Committee to Fagan Capital:

                                     Special Committee
                                             of
                                  The Quizno's Corporation
                                        1415 Larimer
                                   Denver, Colorado 80202

November 28, 2001

William S. Fagan
President
Fagan Capital, Inc.
5201 N. O'Connor Blvd., Suite 440
Irving, Texas  75039

Dear Mr. Fagan:

Thank you for your letter of  November  27,  2001 which was  received  yesterday evening. As you will recall, we have been engaged in a lengthy, detailed process attempting  to  determine  whether FCI is  prepared to make a bona fide  binding offer in a form that could be  accepted  for the  benefit of  Quiznos'  minority shareholders.  After many  months and on the eve of our  shareholder  vote,  and closing of our existing  binding  agreement,  you have still failed to do so. We are  concerned  that the timing of your letter is  designed  more to disrupt the shareholder  meeting and closing than it is a sincere  expression of interest in acquiring  Quiznos'  minority  shares.  In this respect we note that your letter does not contain sufficient  information to constitute a binding offer which the
Special  Committee  could recommend on behalf of the minority  shareholders.  We have been requesting that type of detailed  information at least since my letter of September 7, 2001 to you.

Nonetheless,  we are prepared to pursue immediately a transaction with FCI where each of the Quiznos minority  shareholders  will be certain to receive $9.50 per share in cash with no put option which would require third party consent. As you know,  time  is of the  essence,  since  we  have a  fully  committed  agreement guaranteeing  the  minority  shareholders  $8.50 per share in cash  scheduled to close on Friday November 30. As expressed in our letter of October 22, 2001, and as we did with Firenze, we request that your proposal be made immediately in the form of a binding  offer  with  definitive  documentation.  We are  prepared  to negotiate  a  definitive  document  binding on FCI by the close of  business  on
Thursday, November 29, 2001.

In order to protect the  minority  shareholders,  we ask you to confirm that the
$9.50  offer to the  shareholders  would  be  unconditional  and that the  funds necessary  would  be  placed  immediately  in  escrow.  We and our  counsel  are available  immediately  and  continuously  to  complete  negotiations  if FCI is willing to make a binding commitment.

If you have any  questions,  please  feel free to contact our  counsel,  Richard
Plumridge at (303) 410-2014 or Lexi Methvin at (303) 410-2022.

Best Regards,

Mark Bromberg
Chairman

cc:   Richard R. Plumridge
      Lexi Methvin
      Holly Stein Sollod
      Andre Weiss

November 29, 2001Letter from Fagan Capital to Quizno's Special Committee:

             Fagan Capital, Inc. Reiterates Unconditional $9.50 per Share Offer
                              For Minority Shares in Quizno's

                                    FAGAN CAPITAL, INC.
                              5201 N. O'CONNOR BLVD, SUITE 440
                                    IRVING, TEXAS 75039
                                     PHONE 972-869-4548
                                      FAX 972-869-4066

     November 29, 2001

     The Special Committee of Quizno's Corporation
     c/o The Quizno's Corporation
     1415 Larimer Street
     Denver, Colorado 80202
     Attn:  Mark Bromberg

    Gentlemen:

     FCI appreciates your November 28, 2001 response to our proposal of November
27, 2001. We trust that the Committee has properly reflected on our proposal and
the  alternatives   presented.   Before  addressing  how  to  proceed  with  the
Committee's  apparent acceptance of our UNCONDITIONAL $9.50 OFFER, we would like to set the record  straight  in response to your  inaccurate  statement  that we don't have a sincere interest in acquiring  Quizno's  minority shares.  In fact, the record  will show that we've bent over  backwards  to try to offer  Quizno's minority  shareholders  a  substantially  better  deal  than the  offer  you are supporting, and we are still interested in doing so.

     FCI made a very  clear,  fully  financed  and binding  commitment  to offer
$10.63 per share to the  Quizno's  minority  shareholders  over two months  ago.
After  several  weeks,  you  reported to us that our $10.63 offer was blocked by your  mezzanine  lender despite the fact that all FCI asked for was a put on the same terms that such  lender was  granted  last year.  FCI made it clear that we would  defer  exercise of such put until after the lender had been paid in full, effectively subordinating our put to both the lender's loan and its put. Frankly since our put poses no risk to the lender, we can't understand its objections to our request.

     It is  especially  troubling  that  less  than  one  year  ago  and in full anticipation  of a  subsequent  going-private  proposal  by  the  Schadens,  the
Directors  (including the Special Committee  members) sought a lender to provide financing  for such  going-private  proposal and then gave such lender  sweeping rights to block  virtually  any offer made by any other  party who might wish to compete  with the  Schadens!  This  lender can not only  prevent any third party
(such as FCI) from  obtaining the same  benefits  which were afforded the lender
(such as the put we  requested),  but you have  informed  us that the lender can block  virtually any debt or equity  transaction  involving  Quizno's.  You have placed the  Schadens in a position to take the Company  private just as the cash flows really started exploding, and at a price that the overwhelming majority of non-Schaden shareholders find very objectionable.

     Further,  as you know,  FCI spent  substantial  time and money meeting your requests  during the fall of 2001,  trying to put  together a  transaction  that would  benefit the Quizno's  minority  shareholders  prior to the mailing of the current proxy statement. Those efforts to reach a mutually agreed superior offer were halted on November 5th,  after my in-person  meeting with Rick Schaden.  As you know,  after many  requests  since  February 2001 by me to meet with him, in late  October  Rick  Schaden  finally  called  to  invite me to meet with him in
Denver,  ostensibly  to see  if we  could  reach  an  agreement  that  would  be beneficial  to all  parties.  You, in fact,  advised me that Mr.  Schaden  would suggest constructive  alternatives at such meeting. At the November 5th meeting, and at the  request of  Schaden  and John  Moye,  I outlined  in good faith some alternatives for resolving our differences and providing better  alternatives to shareholders. After my presentation of numerous approaches, I was then summarily informed by Schaden,  without any negotiation or the proffer of any ideas on his part,  that he would not propose or even  consider any  alternatives,  since the
Schaden offer was "too far along" and he didn't want to disrupt the  transaction that he currently had on the table.  Later that day, I learned that Quizno's had actually been filing their final proxy with the SEC while our meeting was taking place! Quizno's participation in the meeting was disingenuous.

     Notwithstanding  these  matters,  we are delighted  that you are willing to pursue  immediately  a  definitive  transaction  at $9.50 per share with no put.
Given certain  mischaracterizations  of our offer, we wish to emphasize that OUR
$9.50  OFFER IS NOT A  CONDITIONAL  OFFER,  and it  appears  that you agree that neither the special  committee nor the mezzanine  lender has any basis to reject such offer and must  accept it as superior to the  similarly  unconditional  but inferior Schaden $8.50 offer.

     In light of the events to date, it is  understandable  that we are leery of wasting more time and money on wild goose  chases.  Therefore,  please advise us promptly as to which  structure the Committee would like to pursue (tender offer by FCI, or amended  merger  agreement  by Quizno's  along with a stock  purchase agreement  between FCI and Quizno's).  Please  promptly  furnish us with a draft agreement with standard provisions  incorporating such structure. To ensure that this effort is not merely  another  useless  exercise,  we also require  written confirmation  that the  Board of  Quizno's  (not  just  the  Special  Committee)
supports  the $9.50  offer.  As you have  previously  advised  us,  the  Special
Committee  lacks the  authority  to bind  Quizno's  to approve  an FCI  proposal without Schaden approval.  Therefore,  it is critical to know where the Schadens stand now.

     Again,  we wish to reiterate  that in addition to our  UNCONDITIONAL  $9.50
OFFER, we are still interested in offering much more than $9.50 per share if the
Schadens and your mezzanine lender would consent to giving us standard  minority shareholder  protections including a put. Further, we would be keenly interested in purchasing the entire  Company for at least $15 per share,  although since no one knows better than the Schadens  that the Company is probably  worth at least twice that much, we would be shocked (and  delighted!)  if they would  seriously enter into negotiations to sell us the Company at such price.

     Finally,  as you have already  acknowledged in writing,  FCI has proven its financial  wherewithal  to  complete  a  purchase  of all  minority  shares.  To
underscore  that   capability,   I  am  willing  to  personally   guarantee  the
availability of such financing.  It is disingenuous that your November 28 letter adds a brand new condition to any  prospective  negotiations -- that you want an escrow account to be funded to ensure that FCI can complete the purchase of such shares.  An  escrow  was  never  raised  by you in the  past  and it is  neither necessary nor acceptable at this late date.

     We look forward to completing a  transaction  promptly with you, as we view
Quizno's as an incredible  cash-flow  machine,  and as we've said many times, we think Rick and Dick Schaden and their team are among the most brilliant business people in the United States and have executed  superbly thus far. We are honored to be their partners,  and hope to continue to be their partners for a very long time. We certainly  understand why the Schadens want to take the Company private at these prices;  we share their views about the great future of the company and hope to move forward on friendly terms. Thank you.

                                                   Very truly yours,

                                                   FAGAN CAPITAL, INC.

                                                   By: _____________________

                                                   William S. Fagan, President

        cc:   Andre Weiss         (fax)  212-593-5955
              John Moye           (fax)  303-292-4510
              Richard Plumridge   (fax)  303-410-2199
              Lexi Methvin        (fax)  303-410-2199

November 29, 2001Letter from Quizno's Special Committee to Fagan Capital:

                                     Special Committee
                                     -----------------
                                             Of
                                  The Quizno's Corporation

November 29, 2001

William S. Fagan
President
Fagan Capital, Inc.
5201 N. O'Connor Blvd., Suite 440
---------------------------------
Irving, Texas 75039

Dear Bill,

We have received midday your response to our November 28, 2001 letter.

It is our  goal  to  provide  the  greatest  benefit  possible  to our  minority shareholders.  We would like to believe  that your primary goal is to complete a transaction that would benefit the minority  shareholders rather than to disrupt the  existing  agreement.  After  careful  review of your  letter we continue to believe that you have not been responsive to our requests, including our request that you provide us with definitive documentation for execution. In addition, we believe  that  you  have  inaccurately  portrayed  the  actions  of the  Special
Committee.  You should  assume we disagree  with the factual  assertions in your letter.  Nevertheless,  in the  interest  of  maximizing  value to our  minority shareholders  we are willing to try once again to clearly state what is required in order for us to effectively complete a transaction with you.

Our letter of November  29, 2001  clearly  states that in order for us to pursue
your   proposal   you  needed  to  provide   us  with   definitive,   executable
documentation.  To date you have  failed to  provide  us with any  documentation which if signed by  Quizno's  would be binding on FCI and  provide  value to the minority shareholders.  We do not wish to have any further miscommunication with you on this  point.  In order for you to  demonstrate  you are  serious  in your proposal,  we require that you provide us with definitive  documents executed by you no later than midnight (Mountain time) tonight.  Unless you comply with this request,  which we made  numerous  times  including  in our October 23, 2001 and
November  28,  2001  letters,  we  cannot  and will  not  deprive  the  minority shareholders of their right to receive $8.50 a share.

It is not the Special Committee's obligation to draft a definitive agreement for you and we  will  not do so.  I am sure  you  have  at your  disposal  competent attorneys who can advise you and guide you through this  process.  We remind you once again that the  agreement  with  Firenze,  which the Special  Committee has approved, is publicly available.

Give  the  last  minute   nature  of  your   proposal  (the  time  of  which  is
extraordinary),  our letter of November 28, 2001 informed you of our requirement that you put sufficient funds into escrow in order to fund the transaction. Your letter  today  indicates  your  unwillingness  to do this.  We will not continue discussions  with you at this late date unless this  requirement  is met. In the alternative,  we will  accept  a joint  and  several  personal  guaranty  of the performance  of FCI's  obligations  from you and your wife to secure the funding obligation.

If you have any  questions,  please  feel free to contact our  counsel,  Richard
Plumridge at (303) 410-2014 or Lexi Methvin at (303) 881-6854.

Best regards,

Mark Bromberg
Chairman

Richard R. Plumridge
      Lexi Methvin
      Andre Weiss

For more information, contact:

Patrick E. Meyers, Vice President & General Counsel
The Quizno's Corporation, 720-359-3300